The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8700 www.thomson.com News Release

Media Contact:                                                                                                                   Investor Contact:

Jason Stewart                                                                                                                      Raya Papp

Director, Public Relations                                                                                                  Director, Investor Relations

(203) 539-8339                                                                                                                      (203) 539-8439

jason.stewart@thomson.com                                                                                            raya.papp@thomson.com

THOMSON ANNOUNCES US$250 MILLION GLOBAL NOTE OFFERING

 STAMFORD, Conn., May 13, 2004 - The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of integrated information solutions to business and professional customers, today announced the offering of US$250 million of notes due 2010.

The notes will bear interest at an annual rate of 4.75% and the offering is expected to close on May 19, 2004.  Thomson intends to use the net proceeds of the offering to repay existing indebtedness and for general corporate purposes.  Merrill Lynch & Co. is the sole underwriter for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful.  A shelf registration statement for the U.S. offering was previously declared effective by the Securities and Exchange Commission (SEC).  The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base prospectus, a copy of which may be obtained from Merrill Lynch & Co. at 4 World Financial Center, New York, NY 10080.  The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

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Thomson Announces US$250 Million Global Note Offering

May 13, 2004

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries.  The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements, such as the Corporation's expectations regarding the offering and its expected uses of proceeds, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  The Corporation can give no assurance that the offering will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.